TOYS “R” US PROPERTY COMPANY II, LLC

ONE GEOFFREY WAY

WAYNE, NJ 07470

TELEPHONE: (973) 617-5740

FACSIMILE: (973) 617-4043

e-mail: david.schwartz@toysrus.com

September 17, 2010

VIA EDGAR AND FAX

Jennifer Gowetski

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Correspondence from SEC Staff dated August 31, 2010 regarding Toys “R” Us Property Company II, LLC to Registration Statement on Form S-4 Filed August 4, 2010
File No. 333- 168515

Dear Ms. Gowetski:

On behalf of Toys “R” Us Property Company II, LLC (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated August 31, 2010 (the “comment letter”) relating to the Registration Statement on Form S-4 filed on August 4, 2010 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates other information.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. We have also sent by overnight courier to the Staff a copy of this letter and bound copies of Amendment No. 1 marked to reflect the revisions made to the Registration Statement that are described below.

In order to expedite the Staff’s review of the Company’s response, we have numbered and reproduced below in italics the full text of the comments of the Staff, each of which is followed by the Company’s response. Unless otherwise defined herein, capitalized terms are used herein as defined in Amendment No. 1.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Prospectus Cover Page

1.	Please confirm that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

In response to the Staff’s comment, the Company confirms that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus.

Prospectus Summary

The Transactions, page 2

2.	We note the disclosure on page 2 that the proceeds from the offering and sale of your outstanding notes were used to repay the outstanding loan balance under the loan and security agreements and related mezzanine loans. Please revise your disclosure within this section please provide additional details regarding the loan, including the lender and the amount of principal balance repaid, and identify or otherwise clarify the “certain real properties and leaseholds interests” acquired from Toys-Delaware for $120 million.

In response to the Staff’s comment, the Company has revised the disclosure within this section to provide additional details regarding the outstanding loan balances that were repaid in connection with the issuance of the Notes.

3.	We note your reference to the MPO Sales Transaction, but we are unable to locate the description. Please briefly describe the material terms of this transaction in this section.

In response to the Staff’s comment, the Company has revised the disclosure to include a description of the material terms of the MPO Sales Transaction, which is also described under “The Transactions” on page 39.

Corporate Structure, page 3

4.	We note your reference to MPO Properties, LLC on page 2 and your disclosure on page F-7 in the notes to the financial statements that you acquired substantially all of the net assets of your affiliate, MPO Holdings, LLC and its consolidated subsidiaries on November 20, 2009. Please revise your corporate structure chart to include MPO Properties, LLC, your equity sponsors and MPO Holdings, LLC, as appropriate. In addition, please revise to include MPO Properties, LLC in your list of referenced definitions on page ii.

In response to the Staff’s comment, the Company has revised its corporate structure chart and list of referenced definitions.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Risk Factors

5.	We note the disclosure in the introductory paragraph: “However, additional risks and uncertainties not presently known to us or that we currently believe to be less significant than the following risk factors may also adversely affect our business and operations.” Please revise to remove the reference to additional risks and uncertainties. It is not appropriate to indicate that additional risk factors not included in the prospectus exist or that existing risks that management deem to be immaterial may, at a later date, be material. All material risk factors should be described and risks that are deemed to be immaterial should not be referenced.

In response to the Staff’s comment, the Company has removed the reference to additional risks and uncertainties.

“Changes to accounting rules or regulations may adversely affect Toys-Delaware’s results of operations,” page 26

6.	As written, the risk discussed here applies to companies in and outside of your industry. As such, it appears to be both overly broad and generic. Please revise to clarify how this risk is specific to you or remove the risk factor.

In response to the Staff’s comment, the Company has revised the risk factor to include additional disclosure on how these changes might affect Toys-Delaware’s results.

“We, Toys-Delaware or TRU may become subject to bankruptcy proceedings and in that event our respective rights...,” page 29

7.	We note that you believe that if your Master Lease were presented to a court, the court would hold that the Master Lease constitutes a true lease. Please revise to remove this mitigating language from the risk factor.

In response to the Staff’s comment, the Company has removed the mitigating language from this risk factor.

Selected Historical Financial Data of the Company, page 45

8.	Please tell us how you have complied with Item 3(e) of Form S-4, or tell us how you determined it was not necessary to include pro forma financial information within your selected financial data.

The Company respectfully advises the Staff that the pro forma information required under Article 11 of Regulation S-X to be included in the prospectus has been included pursuant to Item 14 on page 12 of Amendment No. 1. In addition, the Company advises the Staff that pursuant to Article 11 of Regulation S-X, the Company has included pro forma statements of operations data but has not included pro forma balance sheet data since the effects of the transactions described under “The Transactions” are already reflected in the historical financial statements included in Amendment No. 1.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company

Results of Operations

Fiscal 2008 Compared to Fiscal 2007

Depreciation, page 53

9.	Please tell us and revise your filing to disclose why you had accelerated depreciation during fiscal 2008.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 to include the reason for the accelerated depreciation recorded during fiscal 2008.

Indebtedness of TRU

Outstanding Indebtedness of TRU

£351 million U.K. real estate senior and £62 million U.K. real estate junior credit facilities, due fiscal 2013 ($536 million and $94 million at May 1, 2010, respectively), page 96

10.	Please revise your filing to remove reference to Note 1 of TRU’s condensed consolidated financial statements, as you have not included these financial statements within this Form S-4.

In response to the Staff’s comment, the Company has removed the reference to Note 1 of TRU’s condensed consolidated financial statements.

Business of the Company, page 100

11.	Please expand your discussion on page 100 to describe your relationship with MPO Properties, LLC and how MPO Properties, LLC obtained its properties.

In response to the Staff’s comment, the Company has revised the language on page 104 to add a reference to MPO Properties (which is the defined term for MPO Properties, LLC), an indirect wholly-owned subsidiary of TRU. As described on page 104, historically TRU acquired and built stores at various subsidiaries based on, primarily, local tax considerations, and allocated such properties to various subsidiaries for the business purpose of facilitating the financings obtained at that time. The Company further advises the Staff that, as a result of the transactions described under “The Transactions”, all the properties previously owned by MPO Properties are now owned by the Company. MPO Properties was merged into TRU on November 20, 2009.

12.	Please tell us how you determined the Master Lease reflects arms’ lengths terms and conditions or revise your filing to remove this representation.

In response to the Staff’s comment, the Company has removed the above-referenced representation.

13.	We note that TRU allocated to the company approximately 131 stores, of which 129 such stores remain in the company as of May 1, 2010. Please disclose whether those two stores were sold and briefly describe such dispositions. In addition, please describe, as applicable, any limitations on asset sales or other covenants that were applicable to such dispositions, and whether such limitations or covenants remain in place.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

The Company acknowledges the Staff’s comment with regard to the change in the number of stores from approximately 131 stores to 129 stores as of May 1, 2010. Although TRU allocated to the Company 131 stores in connection with secured financings in July 2005, the Company transferred certain properties to Toys-Delaware - including the two stores referenced in the Staff’s comment - as part of transactions completed on November 20, 2009 and already described in further detail under “The Transactions” on page 39. As a result, after November 20, 2009, the Company owned 129 stores.

The Company further advises the Staff that such transfers were made in connection with the repayment of the loan and security agreements and related mezzanine loans. Accordingly, any limitations contained in the relevant agreements were not applicable and are no longer in effect. Since these limitations are no longer in place, the Company does not believe additional disclosure is required. The Company further advises the Staff that the existing asset sales limitation are described under “Limitation on Asset Sales” on page 145.

Portfolio Overview, page 101

14.	We note your risk factor on page 18 which states that several of your properties are subject to rights of first refusal upon sale. Please expand this section to include a discussion of the material encumbrances on your properties.

In response to the Staff’s comment, the Company advises the Staff that certain of its properties are subject to customary encumbrances, such as ground leases, rights of first offer or refusal, third-party purchase rights, continuous-operations covenants and use restrictions. In response to the Staff’s comment, the Company has revised its disclosure to include a description of encumbrances on its properties on page 104.

Management, page 111

15.	We note your disclosure that the members of the board of managers of Giraffe Holdings consist of certain executive officers of TRU and that the function of the executive officers of the company are fulfilled by certain executive officers of TRU. Please specify which executive officers of TRU are members of the board of managers of Giraffe Holdings and which executive officers of TRU also serve as one of your executive officers.

In response to the Staff’s comment, the Company has revised this section to specify which executive officers of TRU are members of the board of managers of Giraffe Holdings and which executive officers of TRU also serve as one of the Company’s executive officers.

16.	Please provide the information required by Items 404 and 407(a) of Regulation S-K or tell us where such information may be found.

In response to the Staff’s comment, the Company respectfully advises the Staff that the disclosure required under Item 404 was contained under section “The Master Lease and Certain Other Related Party Transactions” and “The Transactions”. The Company has revised the disclosure on pages 119, 123 and 124 to clarify this point.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Regarding the disclosure required under Item 407(a), the Company advises the Staff that none of the directors of TRU are required to be independent and, accordingly, no determination regarding the independence of such directors have been made. The Company has revised the language on page 118 to clarify that no determination has been made.

Directors of TRU, page 112

17.	Please provide the information required by Item 401(e) for each of the directors of TRU.

In response to the Staff’s comment, the Company has revised the disclosure on page 117.

The Master Lease and Certain other Related Party Transactions, page 114

18.	Please revise this section to include the date the Master Lease commenced.

In response to the Staff’s comment, the Company has included the date the Master Lease commenced.

Base Rent, page 114

19.	We note your disclosure in Note 3 to your Financial Statements on page F-11 that your anticipated future base rents to be received under the Master Lease are slightly different for each of the years 2010, 2011, 2013 and 2014. Please disclose briefly why base rent will change from year-to-year.

The year-to-year changes in anticipated future base rent for the fiscal years 2010, 2011, 2013 and 2014 relate to differing lease escalations and terms under our ground lease locations, as referred to in Note 3 to the Financial Statements. Future base rents for our ground lease locations consist of a net lease payment determined by the Amended and Restated Master Lease Agreement and the rent on the underlying ground lease through our legal commitment date with our third-party ground lessor. Future base rents will increase upon escalation of ground lease rents and the exercise of renewal options based on the terms of the underlying ground leases. Decreases in future base rents will occur upon the reduction of ground lease rents or expiration of the underlying ground lease.

In response to the Staff’s comment, the Company has expanded the disclosure on page 120.

Description of the Notes

Note Guarantees, page 132

20.	We note that all of your future subsidiaries will guarantee your notes. Within this section please state whether you will register any future note guarantees pursuant to the Securities Act of 1933.

In response to the Staff’s comment, the Company expects that any additional guarantees would not be registered under the Securities Act of 1933 since there will be no sale in connection with the addition of the notes guarantees. However, the Company confirms that any new guarantors would be a registrant under the Securities and Exchange Act of 1934 to the extent that the Company is a registrant at such time.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Financial Statements

Audited Financial Statements of Toys “R” Us Property Company II, LLC

Notes to Financial Statements

Note 2 — Real Estate, Net

Net Properties Held for Sale, page F-10

21.	It appears that certain properties may have been classified as held for sale in excess of one year. Please tell us in detail how these properties have continued to meet the criteria in paragraphs 9-11 of ASC 360-10-45 to be classified as held for sale. Within your response, specifically address the classification of these assets as held for sale in excess of one year.

The Company acknowledges the Staff’s comment regarding certain properties that have been classified as held for sale in excess of one year.

In fiscal 2007, management identified a property as having met all of the criteria in paragraph 9 of ASC 360-10-45 for classification as held for sale. The property was available for immediate sale in its present condition subject only to the terms that were usual and customary for sales of such assets and its sale was highly probable. The sale of the property was treated as highly probable since the following conditions were met: (i) management had committed to a plan to sell the property, (ii) identified a potential buyer (“Purchaser A”) and began the contract negotiation process, (iii) at that time the sale was expected to be completed within one year, and (iv) it was unlikely that any significant changes to the plan would be made or that the plan would be withdrawn at that time. The contract negotiations with Purchaser A continued through the third quarter of fiscal 2008, at which point in time, negotiations ceased. During the same period that negotiations were terminated with Purchaser A, management had identified another interested party (“Purchaser B”), and started negotiating a new agreement. Since then, extensions have been granted for due diligence and governmental agency’s approvals.

As noted in paragraph 11 of ASC 360-10-45, an extension of the period required to complete a sale of a long-lived asset does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the control of management and there is sufficient evidence that management remains committed to its plan to sell the assets. Accordingly, the Company believed that during the time the property was classified as held for sale, management was committed to selling the property, had a purchase commitment from Purchaser B and the delay was caused by unexpected non-customary imposed conditions on the transfer of the assets, which extended the period required to complete the sale. During this time management had taken timely actions necessary to respond to the conditions and expected a favorable resolution of the delaying factors as permitted by paragraph 11(b) of ASC 360-10-45. Therefore, the extension of the period required to complete the sale did not preclude the property from being classified as held for sale.

In the second quarter of fiscal 2010, the Company recorded a distribution of the property classified as held for sale to Toys-Delaware in exchange for the contribution of other properties. Toys-Delaware completed the sale of the property to Purchaser B in the second quarter of fiscal 2010.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

Note 3 — Leases

As lessor, page F-11

22.	Please tell us how you complied with paragraph 4 of ASC 840-10-35; specifically, tell us if you considered the Amended and Restated Master Lease Agreement to be a new agreement. To the extent you considered this amendment to be a new agreement, please tell us how this new agreement impacted your calculation of straight-line rent receivable.

In accordance with ASC 840-10-35, the Amended and Restated Master Lease Agreement is considered to be a new agreement as the lease modification extended the lease term beyond the original lease term expiration. Upon review of the lease classification criteria for each location, it was determined that the new agreement qualified as an operating lease for each location. The rent revenue associated with the Amended and Restated Master Lease Agreement will be recorded on a straight-line basis over the lease term. In addition, the remaining straight-line rent receivables from the original master lease agreement will be amortized over the new lease term.

Audited Financial Statements of Toys “R” Us — Delaware, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 14 — Litigation and Legal Proceedings, page F-65

23.	We note your disclosure regarding antitrust litigation. We also note that you have not disclosed in your financial statement footnotes:

a.	the possible loss or range of loss; or

b.	a statement that an estimate of the loss cannot be made

ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

The Company respectfully advises the Staff that it recorded a $17 million reserve in the first quarter of 2010, based on its analysis under ASC 450 in respect of the consumer class-action suit brought against Babies “R” Us alleging violation of antitrust laws. ASC 450 requires an estimated loss from a loss contingency to be accrued as a charge to income if (a) information available prior to the issuance of the financial statements indicates that it is probable (i.e., the future event is likely to occur) that one

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

or more future events will occur confirming the fact that a liability had been incurred, and (b) the amount of the loss can be reasonably estimated. On May 19, 2010, after three days of mediation, the Company reached a confidential settlement agreement in principle with the plaintiffs for certain of the litigation described on page 113 of Amendment No. 1, at which time the Company believes its liability in this matter first became both probable and estimable under ASC 450. Prior to this time, there was significant uncertainty as to what, if any, liability the Company would have in respect of such matters or whether a negotiated resolution was prudent or possible and, if so, under what terms. Accordingly, the Company concluded that it could not predict or determine the outcome of the matter or reasonably estimate the amount of the loss or a range of the potential loss. As a result of the above facts, the Company believes the reserve was properly recorded in the first quarter of 2010. At this time, the Company has no basis to predict or determine any additional accruals or a range of additional accruals for the remainder of the litigations described in Amendment No. 1.

In response to the Staff’s comment, the Company has revised the disclosure on page 113 of Amendment No. 1 to include the reference to the May 19, 2010 settlement.

Item 21. Exhibits and Financial Statement Schedules

(b) Financial Statement Schedules

Schedule III — Real Estate and Accumulated Depreciation, page II-3

24.	Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to include information for your real estate related to buildings and improvements located on ground leased properties.

The Company acknowledges the Staff’s comment and has revised its “Schedule III – Real Estate and Accumulated Depreciation” on page II-3 to include real estate related to buildings and improvements located on ground leased properties.

Exhibits

25.	We note that you have omitted certain schedules and exhibits from exhibit 10.1. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete agreement with your next amendment.

In response to the Staff’s comment, the Company has re-filed Exhibit 10.1.

Please do not hesitate to call the undersigned at (973) 617-5740 or Michael D. Nathan of Simpson Thacher & Bartlett LLP at (212) 455-2538 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ David J. Schwartz, Esq.
David J. Schwartz, Esq.

Securities and Exchange Commission

Attention: Ms. Jennifer Gowetski

cc:	Via Facsimile
Jennifer Monick, Securities and Exchange Commission
Robert Telewicz, Securities and Exchange Commission
Adam F. Turk, Securities and Exchange Commission
Michael D. Nathan, Simpson Thacher & Bartlett LLP